Arrived Homes 4, LLC

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

April 26, 2024

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Pam Howell and Benjamin Holt

Re:	Arrived Homes 4, LLC
Offering Statement on Form 1-A
Pre-Qualification Amendment No. 1 Filed April 23, 2024
File No. 024-12424

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of  Pre-Qualification Amendment No. 1 on Form 1-A, as amended (the “Offering Statement”), of Arrived Homes 4, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 10:00 AM Eastern Time, Wednesday, May 1, 2024, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to John Rostom, the Company’s Vice President of Legal at (814) 277-4833 ext. 701. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at john@arrived.com.

Sincerely,

ARRIVED HOMES 4, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom General Counsel and VP of Legal